Internet Initiative Japan Inc.,
Jinbocho Mitsui Bldg.,
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo 101-0051, Japan

December 2, 2011

Ms. Kathleen Collins,
Accounting Branch Chief,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C.  20549,
U.S.A.

RE:	Internet Initiative Japan, Inc.
Form 20-F for the year ended March 31, 2011
File No. 000-30204

Dear Ms. Collins:

We are in receipt of your letter dated December 1, 2011 commenting on the annual report on Form 20-F of Internet Initiative Japan, Inc. (the “Company”) for the fiscal year ended March 31, 2011. We are currently in the process of compiling a response to your letter and expect to respond to you by December 28, 2011.

Very truly yours,

/s/ Akihisa Watai
Akihisa Watai
Managing Director, Chief Financial Officer
and Chief Accounting Officer

cc:	Laura Veator
Melissa Feider
(Securities and Exchange Commission)

Izumi Akai
Kenji Taneda
Brian D. Wessel
(Sullivan & Cromwell LLP)